Exhibit 99.1

PowerBank Ignites Next Phase of Growth with $4.2 Million Strategic Investment from New Institutional Investors to Advance U.S. Federal Projects

TORONTO, June 30, 2026 /PRNewswire/ - PowerBank Corporation (NASDAQ: PBK) (Cboe CA: PBK) (FSE: 103) (“PowerBank” or the “Company”), a leader in independent energy development and asset ownership in North America, today announced that it has entered into securities purchase agreements with two new long term institutional investors for the purchase and sale of 7,000,000 common shares in a registered direct offering (the “Offering”). The gross proceeds from the Offering are expected to be approximately $4.2 million, before deducting placement agent fees and other estimated Offering expenses.

The closing of the Offering is expected to occur on or about July 1, 2026, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from the Offering for delivery of its independent power producer (“IPP”) project portfolio, working capital and general corporate purposes.

Richard Lu, Chief Executive Officer of PowerBank, commented, “This US$4.2 million financing represents an important milestone for PowerBank as we continue to execute on our growth strategy in the North American energy storage and energy market. The proceeds will directly support our IPP portfolio, including projects with U.S. Department of Military and Naval Affairs and other U.S. Federal government projects.”

A.G.P./Alliance Global Partners is acting as sole placement agent for the Offering.

The securities described above are being offered pursuant to an effective shelf registration statement on Form F-10 (File No. 333-287070) which became effective on May 9, 2025. The Offering is being made only by means of a prospectus which is part of the effective registration statement. A prospectus supplement and the accompanying prospectus relating to the Offering will be filed with the Securities and Exchange Commission (the “SEC”) and will be available on the SEC’s website located at http://www.sec.gov. Additionally, when available, electronic copies of the prospectus supplement and the accompanying prospectus may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities described above, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About PowerBank Corporation

PowerBank Corporation (NASDAQ: PBK | Cboe CA: PBK) is a vertically integrated and independent North American energy company helping to power the digital economy. The Company develops, builds, owns, and operates solar and battery energy storage systems that deliver reliable and resilient power to the electricity grid, commercial and industrial clients, and municipal and residential off-takers. As AI and digital infrastructure drive unprecedented electricity demand, PowerBank is uniquely positioned to deliver the speed, scale, and energy independence that the next generation of power consumers requires, without waiting years for permitting and grid interconnection. The Company has a potential development pipeline of over one gigawatt and has developed energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the completion of the Offering, the satisfaction of the closing conditions for the Offering and future growth prospects of the Company. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Contact:

PowerBank Corporation

Tracy Zheng

Investors: ir@powerbankcorp.com

Phone: 289.439.4718